Sequans Communications
Regains NYSE Listing Compliance

PARIS, France — January 15, 2026 — Sequans Communications S.A. (NYSE: SQNS) a leading provider of 5G/4G cellular IoT semiconductor solutions and a pioneer in Bitcoin treasury, announced today that it has regained compliance with the New York Stock Exchange (NYSE) continued listing standards.

“We are pleased to regain full compliance with the NYSE standards and appreciate the continued support of our investors and stakeholders as we focus on delivering value and strengthening our position as a technology leader,” said Georges Karam, CEO of Sequans Communications. “This milestone reflects our disciplined execution and focus on strengthening the company’s financial and operational foundation as we continue to advance our long-term strategy.”

On June 5, 2025, the NYSE notified Sequans of its non-compliance due to the Company’s average global market capitalization falling below $50 million over a consecutive 30-trading-day period, while at the same time, its stockholders’ equity was below $50 million.

To address these deficiencies and restore compliance, Sequans took corrective actions including primarily increasing its stockholders’ equity and market capitalization following a $195 million equity private placement that closed July 7, 2025.

Following these measures, the NYSE has confirmed that Sequans is now fully compliant with all applicable listing requirements.

About Sequans
Sequans Communications S.A. (NYSE: SQNS) is a leading fabless semiconductor company specializing in wireless 4G/5G cellular technology for the Internet of Things (IoT) as well as a pioneer in Bitcoin Treasury. Sequans’ engineers design and develop innovative, secure, and scalable technologies that power the next generation of AI-connected applications – including secured payment, smart mobility and logistics, smart cities, industrial, e-health, and smart homes. Sequans offers a comprehensive portfolio of 4G/5G solutions, including LTE-M/NB-IoT, 4G LTE Cat 1bis, and 5G NR RedCap/eRedCap platforms, all purpose-built for IoT and delivering breakthroughs in wireless connectivity, power efficiency, security, and performance. The company also provides advanced design services and technology licensing.
Founded in 2003, Sequans is headquartered in France and operates globally, with offices in the United States, United Kingdom, Switzerland, Israel, Finland, Taiwan, and China.

Contacts
Sequans investor relations:
David Hanover/Rob Kelly, KCSA Strategic Communications (USA), +1 212.682.6300, ir@sequans.com

Sequans media relations:
Linda Bouvet (France), +33 170721600, media@sequans.com